GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

02042900

SUPPL

July 18, 2002

PRESS RELEASE

GGL ANNOUNCES GRANT OF STOCK OPTIONS AND RE-PRICING OF WARRANTS

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture) -** announces that the Company has granted stock options to directors, senior officers, employees and consultants to purchase a total of 1,376,000 common shares under the Company's Stock Option Plan executable at $0.20 per share for five years.

The Company also announces that it has reduced the exercise price of 1,100,000 non-transferrable warrants issued on August 24, 2000 as part of a private placement from $0.35 to $0.20 per share.

The grant of the stock options and the reduction in the exercise price of the warrants is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

Raymond A. Hrkac
President

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